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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                            WARNER MUSIC GROUP CORP.
                            ------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                    934550104
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[_]      Rule 13d-1(b)
[_]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 934550104               SCHEDULE 13G                    Page  2 of 15
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1.       Name of Reporting Person:

         Music Capital Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Cayman Islands
--------------------------------------------------------------------------------
                            5.      Sole Voting Power:         14,195,929.7501
Number of
Shares                      ----------------------------------------------------
Beneficially                6.      Shared Voting Power:       -0-
Owned By
Each                        ----------------------------------------------------
Reporting                   7.      Sole Dispositive Power:    14,195,929.7501
Person
With                        ----------------------------------------------------
                            8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         14,195,929.7501
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         9.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         PN
--------------------------------------------------------------------------------

CUSIP No. 934550104               SCHEDULE 13G                    Page  3 of 15
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1.       Name of Reporting Person:

         Music Partners Capital Limited
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Cayman Islands
--------------------------------------------------------------------------------
                            5.      Sole Voting Power:         14,195,929.7501
Number of
Shares                      ----------------------------------------------------
Beneficially                6.      Shared Voting Power:       -0-
Owned By
Each                        ----------------------------------------------------
Reporting                   7.      Sole Dispositive Power:    14,195,929.7501
Person
With                        ----------------------------------------------------
                            8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         14,195,929.7501
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         9.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         OO
--------------------------------------------------------------------------------

CUSIP No. 934550104               SCHEDULE 13G                    Page  4 of 15
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1.       Name of Reporting Person:

         Music Partners GP, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Cayman Islands
--------------------------------------------------------------------------------
                            5.      Sole Voting Power:         14,195,929.7501
Number of
Shares                      ----------------------------------------------------
Beneficially                6.      Shared Voting Power:       -0-
Owned By
Each                        ----------------------------------------------------
Reporting                   7.      Sole Dispositive Power:    14,195,929.7501
Person
With                        ----------------------------------------------------
                            8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         14,195,929.7501
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         9.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         OO
--------------------------------------------------------------------------------

CUSIP No. 934550104               SCHEDULE 13G                    Page  5 of 15
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1.       Name of Reporting Person:

         Lexa-Music Capital, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Cayman Islands
--------------------------------------------------------------------------------
                            5.      Sole Voting Power:         14,195,929.7501
Number of
Shares                      ----------------------------------------------------
Beneficially                6.      Shared Voting Power:       -0-
Owned By
Each                        ----------------------------------------------------
Reporting                   7.      Sole Dispositive Power:    14,195,929.7501
Person
With                        ----------------------------------------------------
                            8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         14,195,929.7501
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         9.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         OO
--------------------------------------------------------------------------------

CUSIP No. 934550104               SCHEDULE 13G                    Page  6 of 15
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1.       Name of Reporting Person:

         Edgar Bronfman, Jr.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [X]
                                                                (b) [B]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:

         Cayman Islands
--------------------------------------------------------------------------------
                            5.      Sole Voting Power:         17,480,874.1783
Number of
Shares                      ----------------------------------------------------
Beneficially                6.      Shared Voting Power:       -0-
Owned By
Each                        ----------------------------------------------------
Reporting                   7.      Sole Dispositive Power:    17,480,874.1783
Person
With                        ----------------------------------------------------
                            8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         17,480,874.1783
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes
         Certain Shares:
                                                                    [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):

         11.8%
--------------------------------------------------------------------------------
12.      Type of Reporting Person:

         IN
--------------------------------------------------------------------------------

CUSIP No. 934550104               SCHEDULE 13G                    Page  7 of 15
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Item 1.         (a)     NAME OF ISSUER

                        Warner Music Group Corp. (the "Company").

                (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                        75 Rockefeller Plaza
                        New York, NY  10019

Item 2.         (a)     NAMES OF PERSONS FILING

                                This Statement is being filed on behalf of each
                        of the following persons (collectively, the "Reporting Persons")

                        (i) Music Capital Partners, L.P., a Cayman Islands exempted limited partnership ( "Music Capital");

                        (ii) Music Partners Capital Limited, a Cayman Islands exempted company ("Music Partners" and the general partner of Music Capital);

                        (iii) Music Partners GP, LLC, a Delaware limited liability company ("Music Partners GP" and the sole shareholder of Music Partners);

                        (iv) Lexa-Music Capital, LLC, a Delaware limited liability company ("Lexa-Music" and the managing member of Music Partners GP); and

                        (v) Mr. Edgar Bronfman, Jr. ("Mr. Bronfman" and managing member of Lexa-Music).

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CUSIP No. 934550104               SCHEDULE 13G                    Page  8 of 15
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                (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE

                        The address of the principal business offices of (i) Music Capital, (ii) Music Partners, (iii) Music Partners GP and (iv) Lexa-Music is 375 Park Avenue, 17th Floor, New York, NY 10152.

                        The address of the principal business office of Mr. Bronfman is 75 Rockefeller Plaza, 30th Floor, New York, NY 10019.

                (c)     CITIZENSHIP

                        (i) Music Capital - a Cayman Islands exempted limited partnership

                        (ii) Music Partners - a Cayman Islands exempted company

                        (iii) Music Partners GP- a Delaware limited liability company

                        (iv) Lexa-Music - a Delaware limited liability company

                        (v)     Mr. Bronfman - United States

                (d)     TITLE OF CLASS OF SECURITIES

                        Common Stock, par value $0.001 per share (the "Common Stock" or "Shares")

                (e)     CUSIP NUMBER

                        934550104

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CUSIP No. 934550104               SCHEDULE 13G                    Page  9 of 15
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Item 3.         This statement is not being filed pursuant to either Rule
                13d-1(b) or 13d-2(b) or (c).

Item 4.         OWNERSHIP.

                (a)     AMOUNT BENEFICIALLY OWNED:

                        (i) Each of Music Capital, Music Partners, Music Partners GP and Lexa-Music may be deemed to beneficially own an aggregate of 14,195,929.7501 Shares.

                        (ii) Mr. Bronfman may be deemed to beneficially own an aggregate of 17,480,874.1783 Shares.

                (b)     PERCENTAGE OWNED:

                        Based on calculations made in accordance with Rule 13d-3(d), and there being 148,460,662.724 Shares outstanding as of this date, (i) each of Music Capital, Music Partners, Music Partners GP and Lexa-Music may be deemed to beneficially own approximately 9.6% of the outstanding Common Stock and (ii) Mr. Bronfman may be deemed to beneficially own approximately 11.8% of the outstanding Common Stock.

                (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                        (i) Each of Music Capital, Music Partners, Music Partners GP and Lexa-Music may be deemed to have sole power to direct the voting and disposition of 14,195,929.7501 Shares.

                        (ii) Mr. Bronfman may be deemed to have sole power to direct the voting and disposition of 17,480,874.1783 Shares.


Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.


Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

CUSIP No. 934550104               SCHEDULE 13G                    Page 10 of 15
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Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Because of the stockholders agreement among Music Capital, Thomas H. Lee Partners, L.P. and its affiliates ("THL"), Bain Capital and its affiliates ("Bain Capital") and Providence Equity Partners, Inc. and its affiliates ("Providence") and certain other parties, THL, Bain Capital, Providence and Music Capital are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the voting of the common stock. The aggregate number of shares of common stock beneficially owned by the members of the group based on available information is approximately 107,544,911, which represents approximately 72% of the outstanding common stock.

                See also Item 2.


Item 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.


Item 10.        CERTIFICATION

                Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


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CUSIP No. 934550104               SCHEDULE 13G                    Page 11 of 15
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                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of January 25, 2006

                                        MUSIC CAPITAL PARTNERS, L.P.


                                        By: Music Partners Capital Limited,
                                        its General Partner


                                        By: /s/ Gary Fuhrman
                                           --------------------------------
                                           Name:  Gary Fuhrman
                                           Title: Vice President



                                        MUSIC PARTNERS CAPITAL LIMITED


                                        By: /s/ Gary Fuhrman
                                           --------------------------------
                                           Name:  Gary Fuhrman
                                           Title: Vice President



                                        MUSIC PARTNERS GP, LLC


                                        By: /s/ Gary Fuhrman
                                           --------------------------------
                                           Name:  Gary Fuhrman
                                           Title: Vice President

CUSIP No. 934550104               SCHEDULE 13G                    Page 12 of 15
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                                        LEXA MUSIC CAPITAL, LLC


                                        By: /s/ Edgar Bronfman, Jr.
                                           --------------------------------
                                           Name:  Edgar Bronfman, Jr.
                                           Title: Managing Member



                                        /s/ Edgar Bronfman, Jr.
                                        --------------------------------
                                        Edgar Bronfman, Jr.

CUSIP No. 934550104               SCHEDULE 13G                    Page 13 of 15
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                                  EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.